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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                    AROC INC.

                                (Name of Issuer)


                    Series A Preferred Stock, $.001 par value

                         (Title of Class of Securities)


                                    02932810

                                 (CUSIP Number)


                                   May 2, 2000

             (Date of Event which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)




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CUSIP NO.

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 1  Name of Reporting Person:     Bank of America, N.A.

    I.R.S. Identification Number of Above Person: 94-1687665
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 2  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                        (b) [ ]
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 3  SEC Use Only
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 4  Citizenship or Place of Organization
        federally chartered national banking association
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                                     5  Sole Voting Power                 0
                                     ------------------------------------------
   Number of Shares Beneficially     6  Shared Voting Power        91,998,027*
                                     ------------------------------------------
      Owned by Each Reporting        7  Sole Dispositive Power            0
                                     ------------------------------------------
            Person With              8  Shared Dispositive Power   91,998,027*
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 9  Aggregate Amount Beneficially Owned by each Reporting Person   91,998,027*
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10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares       [ ]
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11  Percent of Class Represented by Amount in Row (9)                    62.4%
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12  Type of Reporting Person                                              BK
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*    Issuable upon conversion of 239,192 shares of Series A Preferred Stock,
     $.001 par value.







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ITEM 1(a).      NAME OF ISSUER.

                AROC Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                4200 East Skelly Drive, Suite 1000
                Tulsa, Oklahoma 74135

ITEM 2(a) .     NAMES OF PERSON(S) FILING.

                Bank of America, N.A.

ITEM 2(b).      ADDRESS OR PRINCIPAL BUSINESS OFFICES.

                Bank of America, N.A.
                100 North Tryon Street
                Charlotte, North Carolina  28255

ITEM 2(c).      CITIZENSHIP.

                Bank of America, N.A., is a federally chartered national banking association.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES.

                Series A Preferred Stock, $.001 par value

ITEM 2(e).      CUSIP NUMBER.

                02932810

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 16 of the Exchange Act.

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e)  [ ] An Investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.  OWNERSHIP.

         With respect to the beneficial ownership of each reporting person, see Items 5 through 8 of the cover pages to this Schedule 13G applicable to each such person (pp. 2-3), which are incorporated herein by reference.







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ITEM5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


May 12, 2000

                                               Bank of America, N.A.:



                                               By: /s/ MARCIA BATEMAN
                                                  -----------------------------
                                               Name:   Marcia Bateman
                                                    ---------------------------
                                               Title:  Managing Director
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                         [Signature Page- Schedule 13G]